FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON — ARC GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 23 DATED DECEMBER 2, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 23, is part of the prospectus of Phillips Edison — ARC Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements). This Supplement No. 23 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement No. 22. This Supplement No. 23 will be delivered with the Prospectus and Supplement No. 22. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 23 are to provide information regarding

•	an update on the status of the offering;
•	the renewal of our advisory agreement with American Realty Capital PECO II Advisors, LLC for a period of 45 days and the possible transition of all or additional advisory services to Phillips Edison NTR II LLC;
•	the approval of a change of our name and the name of our operating partnership; and
•	information regarding the acquisition of Southfield Shopping Center and Shasta Crossroads

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of November 28, 2014, we had raised aggregate gross offering proceeds of approximately $533.9 million from the sale of approximately 21.5 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Short-term Renewal of Advisory Services and
Possible Transition of Advisory Services to Phillips Edison NTR II

On December 1, 2014, our conflicts committee approved the renewal of our advisory agreement (the “Renewed Advisory Agreement”) with American Realty Capital PECO II Advisors for a period of 45 days, effective as of November 25, 2014. The Renewed Advisory Agreement will expire on January 9, 2015, but is otherwise identical to the prior one-year advisory agreement. In connection with the Renewed Advisory Agreement, the current sub-advisory agreement between American Realty Capital PECO II Advisors and Phillips Edison NTR II has been renewed for the same period. We entered into the short-term renewal as the parties explore a possible transition of all or additional advisory services from American Realty Capital PECO II Advisors to Phillips Edison NTR II. We do not expect any disruption to our business regardless of whether the parties are able to negotiate a transition of advisory services.

Name Change

On December 1, 2014, our board of directors approved a change of our name to “Phillips Edison Grocery Center REIT II, Inc.” and a change of the name of our operating partnership to “Phillips Edison Grocery Center Operating Partnership II, L.P.” These name changes will be effected upon the filing of Articles of Amendment with the State of Maryland and the filing of an Amendment to the Certificate of Limited Partnership in Delaware, respectively.

Property Acquisitions

Southfield Shopping Center

On November 18, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 109,397 rentable square feet located on approximately 12.33 acres of land in St. Louis, Missouri (“Southfield Shopping Center”) for approximately $18.9 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Southfield Shopping Center was purchased from Fortune Southfield Company, LLP, a Missouri limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

Currently, Southfield Shopping Center is 100% leased to 19 tenants. Schnucks, a regional market-leading grocery store chain, occupies 48,904 rentable square feet at Southfield Shopping Center. The Schnucks lease expires on December 31, 2021 and the average rental rate per year over the remaining lease term is $8.35 per square foot. Schnucks has three options to extend the term of its lease by five years each.

Southfield Shopping Center was constructed in 1987. The average occupancy rate for Southfield Shopping Center during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	89.5%
2010	84.2%
2011	100.0%
2012	98.7%
2013	100.0%

The average effective annual rental rate per square foot for each of the last five years for Southfield Shopping Center was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	14.42
2010	14.49
2011	13.19
2012	12.79
2013	12.66

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Southfield Shopping Center by square footage and by annualized contractual base rent as of September 30, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	—	—	—	—	—
2015	2	135,948	9.7%	8,000	7.3%
2016	6	369,660	26.5%	22,071	20.2%
2017	4	195,612	14.0%	9,600	8.8%
2018	2	123,864	8.9%	8,535	7.8%
2019	3	91,800	6.6%	5,217	4.8%
2020	—	—	—	—	—
2021	1	412,260	29.5%	48,904	44.7%
2022	—	—	—	—	—
2023	1	68,052	4.9%	7,070	6.5%
Thereafter	—	—	—	—	—

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of September 30, 2014.

We currently have no plans for any significant renovations or improvements of Southfield Shopping Center and we believe that Southfield Shopping Center is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the taxable year 2014 were $347,500, at a rate of 10.23%.

Shasta Crossroads

On November 25, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 121,406 rentable square feet located on approximately 11.94 acres of land in Redding, California (“Shasta Crossroads”) for approximately $25.8 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Shasta Crossroads was purchased from WRI Golden State LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

Currently, Shasta Crossroads is 94.0% leased to 24 tenants. FoodMaxx, a regional market-leading grocery store chain, occupies 54,239 rentable square feet at Shasta Crossroads. The FoodMaxx lease expires on March 31, 2023 and the average rental rate per year over the remaining lease term is $7.37 per square foot. FoodMaxx has five options to extend the term of its lease by five years each.

Shasta Crossroads was constructed in 1987. The average occupancy rate for Shasta Crossroads during each of the last five years was as follows:

Year(1)	Average Occupancy Rate
2009
2010
2011	92.2%
2012	95.2%
2013	96.6%

(1)	Note that average occupancy rate data for years 2009 and 2010 was not available to us.

The average effective annual rental rate per square foot for each of the last five years for Shasta Crossroads was as follows:

Year(1)	Average Effective Annual Rental Rate per Square Foot
2009
2010
2011	$16.57
2012	$17.23
2013	$17.03

(1)	Note that average effective annual rental rate per square foot data for years 2009 and 2010 was not available to us.

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Shasta Crossroads by square footage and by annualized contractual base rent as of September 30, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	—	—	—	—	—
2015	7	364,507	18.7%	11,068	9.7%
2016	3	88,116	4.5%	3,318	2.9%
2017	3	116,580	6.0%	3,721	3.3%
2018	4	183,696	9.4%	10,958	9.6%
2019	2	199,092	10.2%	11,859	10.4%
2020	3	399,396	20.5%	13,102	11.5%
2021	—	—	—	—	—
2022	1	198,864	10.2%	5,849	5.1%
2023	1	399,996	20.5%	54,239	47.5%
Thereafter	—	—	—	—	—

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of September 30, 2014.

We currently have no plans for any significant renovations or improvements of Shasta Crossroads and we believe that Shasta Crossroads is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of purchase price allocation studies.

The annual realty taxes payable on the property for the taxable year 2013 were $94,000, at a rate of 1.10%.